SWCD LLC dba Campfire Capital

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2015

Balance, January 1, 2015	$	27,032
Net income		69,667
Distributions to member		(22,500)
Balance, December 31, 2015	$	74,199

See notes to financial statements